

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2012

<u>Via Email</u>
Mr. Brett D. Pynnonen
General Counsel
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, Michigan 48033

      Re: Federal-Mogul Corporation
              Item 4.01 Form 8-K
              Filed August 15, 2012
              File No. 001-34029

Dear Mr. Pynnonen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Heather Clark

                              Heather Clark
                              Staff Accountant